Exhibit 16.1

April 20, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 4.01.(a) of Form 8-K dated April 20, 2007, of Salix Pharmaceuticals, Ltd. and are in agreement with the statements contained in the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP